    Exhibit 4.2
DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
General
OneSpan Inc. (the “Company, “us”, “we”, or “our”) is currently authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share and up to 500,000 shares of preferred stock, par value $0.01 per share. Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The following summary is not complete. For a complete description of our capital stock, you should refer to the applicable provisions of our certificate of incorporation, as amended, and our amended and restated bylaws and to the Delaware General Corporation Law (the “DGCL”).
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, a matter submitted for stockholder action shall be approved if the votes cast “for” the matter exceed the votes cast “against” such matter, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized class of stock, or our certificate of incorporation, as amended, or our amended and restated bylaws. Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board if the votes cast “for” such nominee’s election exceeds the votes cast “against” such nominee’s election. Holders of shares of our common stock have no cumulative voting rights.
Dividends
Holders of common stock are entitled to receive those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds, subject to the rights of holders of any preferred stock that may be issued and outstanding and to restrictions contained in agreements to which the Company may be a party.
Rights Upon Liquidation
In the event of any liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to share ratably in all assets available for distribution to holders of common stock.
Rights and Preferences
Holders of shares of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
No shares of our preferred stock are currently outstanding. Under our certificate of incorporation, as amended, our board of directors, without further action by our stockholders, is authorized to issue up to 500,000 shares of preferred stock in one or more series. The board may fix the designation, powers, preferences and rights of the preferred stock, along with any qualifications, limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, sinking fund rights, the number of shares constituting, or the designation of, such series, liquidation preferences and any other relative rights, preferences and limitations of each series of preferred stock, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power or other rights of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of the Company.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Our certificate of incorporation, as amended, and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or preventing another party from acquiring control of us. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Director Vacancies
Under our amended and restated bylaws, except as required by law or our certificate of incorporation, as amended, and subject to the rights of holders of any series of preferred stock with respect to the election of directors, any vacancy of our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The limitation on the ability of our stockholders to fill vacancies could make it more difficult for stockholders to change the composition of our board of directors or for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.
Amendment to Bylaws
Our amended and restated bylaws provide that our amended and restated bylaws may only be amended by our board of directors or by the affirmative vote of the holders of not less than a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Special Meetings of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws provide that special meetings of our stockholders may be called at any time only by our board or our chief executive officer. Our amended and restated bylaws provide that a stockholder must notify us in writing, within timeframes specified in the bylaws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Delaware Business Combinations Statute
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit, other than proportionately as a stockholder, to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Under certain circumstances, these provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the company for a three-year period. These provisions may encourage companies interested in acquiring the company to negotiate in advance with our board because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.